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                                                                    EXHIBIT 99.1
[DEVX ENERGY, INC. LETTERHEAD]

NEWS RELEASE
FOR IMMEDIATE RELEASE

For More Information:   William W. Lesikar
                        Chief Financial Officer
                        972-233-9906
                        www.devxenergy.com


          DEFINITIVE AGREEMENT SIGNED FOR THE SALE OF DEVX ENERGY, INC.


DALLAS, TEXAS - NOVEMBER 13, 2001 -- DEVX ENERGY, INC. (NASDAQ: "DVXE") announced today that it has entered into a definitive agreement which provides for a wholly owned subsidiary of Comstock Resources, Inc. (NYSE: CRK) to acquire DevX in a transaction in which DevX shareholders would receive $7.32 in cash per DevX share.

The acquisition will be effected by a first step cash tender offer for all of DevX's outstanding common stock. The tender offer is expected to commence on November 15, 2001 and to remain open for at least 20 business days. The tender offer will be followed by a merger in which shareholders whose shares are not acquired in the tender offer will receive $7.32 per share in cash. The offer is conditioned on, among other things, greater than 50% of the outstanding DevX shares being tendered.

Joseph T. Williams, Chairman, President and Chief Executive Officer of DevX said, "The Comstock offer represents a significant premium over DevX's stock price during the past several months. The DevX board considered the Comstock offer from several aspects, including a fairness opinion rendered by investment banker Friedman, Billings & Ramsey, and determined that the terms of the agreement and related transactions are advisable, fair to and in the best interests of DevX shareholders. Accordingly, our board recommends that shareholders accept Comstock's offer by tendering their shares pursuant to the terms of the tender offer."

INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER REFERRED TO IN THE PRESS RELEASE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE TENDER OFFER STATEMENT WILL BE FILED BY COMSTOCK WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL BE FILED BY DEVX WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE STATEMENTS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY COMSTOCK AND DEVX AT THE SEC'S WEB SITE AT WWW.SEC.GOV.

Comstock Resources, Inc. is a growing independent energy company based in Frisco, Texas and is engaged in oil and gas acquisitions, exploration and development primarily in Texas, Louisiana and the Gulf of Mexico. The company's stock is traded on the New York Stock Exchange under the symbol CRK.

DevX Energy, Inc. is an independent energy company engaged in the exploration, development, exploitation and acquisition of on-shore oil and natural gas properties in conventional producing areas of North America. Our properties are concentrated in five producing areas or basins and over 50% of our proved reserves are concentrated in south and east Texas.

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We make forward-looking statements in this document, and in our public documents to which we refer, that are subject to risks and uncertainties in addition to those set forth above. These forward-looking statements include information about possible or assumed future results of our operations. Also, when we use any of the words "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. Many possible events or factors could affect our future financial results and performance. This could cause our results or performance to differ materially from those we express in our forward-looking statements. These and other risks are described in the company's publicly filed documents and reports that are available from the company and from the SEC.